Marshfield Associates

Code of Ethics and Insider Trading Policy

As of January 2024

I.       BACKGROUND:

Marshfield Associates, Inc. (“Marshfield”, and together with any Affiliated Company, the “Adviser”) is an investment adviser registered under the Investment Adviser Act of 1940, as amended. In such capacity, Marshfield acts in a fiduciary capacity to their clients, offering services related to the management of assets. To assist us in the delivery of these services, Marshfield employs certain procedures, systems and established practices such as those outlined below. Employees must demonstrate honesty and fairness in all dealings and must not take inappropriate advantage of the position that is provided as an Employee or inappropriate actions that are contrary to Federal Securities Law.

This Code of Ethics (the “Code”) has been adopted by the Adviser pursuant to Section 204A of the Investment Advisers Act of 1940 and Rule 204A-1 thereunder (the “IA Code of Ethics Rule”), and Section 17(j) of the Investment Company Act of 1940 and Rule 17j-1 thereunder (the “IC Code of Ethics Rule”), (1) to set forth standards of conduct (including compliance with the federal securities laws); (2) to require reporting of personal securities transactions, including transactions in mutual funds advised by the Adviser; and (3) to require prompt reporting of violations of this Code as of the date listed above, and applies to all Principals, Employees and other designated individuals who are deemed to be Access Persons of the Adviser (each as defined below). The Code covers personal securities transactions by such individuals and members of their Immediate Family who share in the same household.

These procedures are intended to provide specific rules of behavior regarding the manner by which Access Persons of the Adviser may engage in trading of securities. The objective is to ensure that all investment opportunities are directed to our clients and not appropriated (whether intentionally or inadvertently) by Access Persons. This Code will also be described in summary fashion within the Adviser’s form ADV Part 2A, which, on an annual basis or as requested, will be made available to clients of the Adviser.

II.       POLICY:

A.       Definitions:

1)	Affiliated Company: The Adviser and any additional entities tied to the Adviser through ownership, contract, operating agreement or other form of defined business relationship.

2)	Access Person: An Access Person includes all (a) Principals and Employees of the Adviser, and (b) any other individual, including but not limited to consultants of the Adviser, who in the judgment of the CCO have or are likely to have access to non-public information regarding portfolio holdings of clients or regarding clients’ purchases or sales of securities due to the nature of their engagement. Refer to Appendix A for a current list of Access Persons.

3)	Beneficial Ownership: Beneficial Ownership is interpreted in this Code in the same manner as it would be in determining whether a person is subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), except that the determination of such ownership applies to all securities. You should generally consider yourself the “beneficial owner” of any securities in which you have a direct or indirect pecuniary interest.

The term pecuniary interest under the Exchange Act is generally understood to mean having the opportunity to share, directly or indirectly, in any profit or loss on a transaction in securities. The following are examples of a pecuniary interest in securities:

a.	Securities held by any member of your Immediate Family; however this presumption may be rebutted by convincing evidence that profits derived from transactions in these securities will not provide you with any financial benefit.
b.	Your interest as a general partner in securities held by a general or limited partnership.
c.	Your interest as a manager-member in the securities held by a limited liability company.

You do NOT have a pecuniary interest in securities held by a corporation, partnership, LLC or any other entity in which you hold an equity interest unless you are a controlling shareholder or you have or share investment control over the securities held by the entity.

The following circumstances constitute a beneficial ownership in a trust:

a.	Your ownership of securities as a trustee where either you or members of your immediate family sharing the same household have a vested interest in the principal or income of the trust.
b.	Your ownership of a vested interest in a trust.
c.	Your status as a settler of a trust, unless the consent of all the beneficiaries is required for you to revoke the trust.
4)	Client Security: A security that is held in the Adviser’s managed client portfolios.
5)	Chief Compliance Officer (CCO): An individual designated by the Adviser to monitor and enforce compliance with these procedures and all applicable laws. Refer to Appendix A for the current CCO.
6)	Employees: An ‘Employee’ or ‘employee’ includes all employees of the Adviser, except those who are hired on a temporary basis and who, in the judgment of the CCO, are not likely to have access to non-public information regarding portfolio holdings of clients or regarding clients’ purchases or sales of securities due to the nature of their engagement. Refer to Appendix A for a current list of Employees.
7)	Immediate Family: Any child, stepchild, grandchild, parent, step-parent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law (including step and adoptive relationships) sharing the same household as an Access Person.

8)	Investment Decision: The deliberation and subsequent execution of a purchase or sale of a security by an investment professional on behalf of clients of the Adviser.
9)	Key Employee: A Key Employee includes (a) Principals of the Adviser and (b) designated Employees of the Adviser who play a significant role in research or marketing, are involved in making securities recommendations to clients, or recommend the Adviser to potential clients or Financial Advisers. Key Employees are subject to special trading restrictions under Section II.F.7 of this Policy. Refer to Appendix A for a current list of Key Employees.
10)	Marshfield Core Product: The Marshfield Core Product is its value equity management strategy offered through separate custodial client accounts.
11)	Personal Account: An account in which an Access Person or his/her Immediate Family:
a)	Holds Reportable Securities;
b)	Has a Beneficial Ownership in Reportable Securities; or
c)	Exercises investment discretion with respect to Reportable Securities in a capacity other than as an Employee.

12)	Pre-Clearance Committee: Means those Employee(s) designated by management to pre-clear personal securities transactions. Refer to Appendix A for a current list of Pre-Clearance Committee members.

13)	Principal: A shareholder of the Adviser involved in the day-to-day activities of the firm. Principals are subject to special trading restrictions under Section II.F.8 of this Policy. Refer to Appendix A for a current list of Principals, including the Managing Principal.

14)	Reportable Fund: Means (i) any fund for which the Adviser serves as an investment adviser (e.g., the Marshfield Concentrated Opportunities Fund), or (ii) any fund whose investment adviser or principal underwriter controls the Adviser, is controlled by the Adviser, or is under common control with the Adviser.

15)	Reportable Securities: Are all securities, with the exception of the following transaction and holdings (“Exempt Securities"):

a)	Direct obligations of the Government of the United States;
b)	Bankers’ acceptance, bank certificates of deposit, commercial paper, repurchase agreements and high quality short-term debt instruments;
c)	Shares issued by money market funds;
d)	Shares issued by open-end mutual funds other than Reportable Funds;
e)	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are Reportable Funds;
f)	Actions pursuant to an automatic investment plan; and
g)	Securities held in accounts over which the supervised person has no direct or indirect influence or control.

B: Compliance with Laws and Regulations:

It is unlawful for any affiliated person of, or principal underwriter for a fund registered under the Investment Company Act of 1940 (a “Mutual Fund”), or any affiliated person of an investment adviser of or principal underwriter for a Mutual Fund, in connection with the purchase or sale, directly or indirectly, by the person of a security held or to be acquired by the Mutual Fund:

1.	To employ any device, scheme or artifice to defraud the Mutual Fund;
2.	To make any untrue statement of a material fact to the Mutual Fund or omit to state a material fact necessary in order to make the statements made to the Mutual Fund, in light of the circumstances under which they are made, not misleading;
3.	To engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the Mutual Fund; or
4.	To engage in any manipulative practice with respect to the Mutual Fund.

C: Reporting Requirements of Persons Subject to the Code:

1.	It is the responsibility of each person subject to the Code to ensure that any securities transaction being considered for his/her Personal Account is not subject to a restriction contained in this Code or otherwise prohibited by any applicable laws. Personal securities transactions may be effected only in accordance with the provisions of this Code. Every person subject to the Code must give priority to the interest of the Adviser’s clients over his or her own interest in making a personal investment.

2.	No person subject to the Code may knowingly buy, sell or dispose in any manner, including by gift, a personal securities investment that would cause, or appear to cause, a conflict with the interest of the Adviser’s client.

3.	No person subject to the Code will use the influence of his or her position to obtain a personal trading advantage.

4.	No person subject to the Code may knowingly execute a transaction involving an individual publicly traded stock or corporate bond or a derivative (e.g., option, futures contract, swap, etc.) relating to an individual publicly traded stock or corporate bond, including but not limited to a Client Security, without complying with the “Pre-Clearance of Investments” provision in the Procedures Section of the Code.

5.	Each Access Person must provide an Initial Holdings Report (in a format designated by the CCO) within ten (10) days of becoming an Access Person, and the information must be current as of a date no more than 45 days prior to the date the individual becomes an Access Person. The Initial Holdings Report must contain, at a minimum:
•	the title and type of security, the exchange ticker symbol or CUSIP number (as applicable), number of shares and principal amount of each Reportable Security in which the Access Person has any direct or indirect Beneficial Ownership;
•	The name of any broker, dealer or bank with whom the Access Person maintains a Personal Account; and
•	The date that the report is submitted by the Access Person.

6.	Access Persons must (i) disclose all Personal Accounts to the CCO, and (ii) for Personal Accounts not managed by the Adviser and/or already included within the Adviser’s internal systems, provide copies of monthly and/or quarterly statements relating to such Personal Accounts to the CCO no less frequently than quarterly (as described in Section II.C.7 of this Policy, below).

7.	The following periodic reports of Personal Accounts will be required of all Access Persons:

a.	Quarterly Transaction Reports. Each Access Person must complete a Quarterly Transaction Report (in a format designated by the CCO) no later than thirty (30) calendar days after the end of each calendar quarter that (i) confirms that all transactions in Reportable Securities during the quarter were effected in Personal Account(s) that are included within the Adviser’s internal systems, and/or (ii) includes copies of monthly and/or quarterly statements relating to the Access Person’s Personal Accounts not included within the Adviser’s internal systems that contain the following information with respect to transactions in Reportable Securities during the quarter:

•	The date of the transaction, the title, the interest rate and maturity date (if applicable), the number of shares and the principal amount of each Reportable Security involved;
•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);
•	The price of the Reportable Security at which the transaction was effected;
•	The name of the broker, dealer or bank with or through which the transaction was effected; and
•	The date that the report is submitted by the Access Person.

b.	Annual Holdings Reports. Each Access Person must complete an Annual Holdings Report (in a format designated by the CCO) no later than thirty (30) calendar days after the end of each calendar year that (i) confirms that all of the Access Person’s Reportable Securities are held in Personal Account(s) that are included within the Adviser’s internal systems, and/or (ii) includes copies of monthly and/or quarterly statements relating to the Access Person’s Personal Accounts not included within the Adviser’s internal systems that contain the following information with respect to the Access Person’s Reportable Securities, current as of the last day of the calendar year:
•	the title and type of security, the exchange ticker symbol or CUSIP number (as applicable), number of shares and principal amount of each Reportable Security in which the Access Person has any direct or indirect Beneficial Ownership;
•	The name of any broker, dealer or bank with whom the Access Person maintains a Personal Account; and
•	The date that the report is submitted by the Access Person.

D.	Preferential Treatment, Gifts and Entertainment:

No Employee shall seek or accept favors, preferential treatment or any other personal benefit because of his or her association with the Adviser, except those usual and normal benefits directly provided by the Adviser. No Employee shall accept or offer any entertainment, gift or other personal benefit that may create or appears to create a conflict between the interests of such person and the Adviser. Employees are prohibited from receiving any gift or other personal benefit of more than de minimis value from any person or entity that does business with or on behalf of the Adviser. In addition, Employees are prohibited from giving or offering any gift or other personal benefit of more than a de minimis value to any person or entity who is an existing or prospective client or any person that does business with or on behalf of the Adviser and shall be absolutely prohibited from giving or offering any gift or other personal benefit to any client or prospective client that is a governmental entity or official thereof or official of any governmental entity investment, retirement or pension fund. For purposes of this Code, de minimis is defined as reasonable and customary business entertainment, such as an occasional dinner, a ticket to a sporting event or the theater, or comparable entertainment which is neither so frequent nor so extensive as to raise any question of propriety. Any questions regarding the receipt of any gift or other personal benefit should be directed to the CCO. A gift log will be kept by the Adviser.

E.	Compliance with Section 17(e)(1) of the Investment Company Act:

Section 17(e)(1) of the Investment Company Act of 1940 prohibits a registered investment company and its affiliated persons, including the personnel of the mutual fund’s investment adviser, from accepting any compensation for the purchase or sale of property to or for the fund unless the compensation is: (1) regular salary from the fund; or (2) compensation for serving as an underwriter or broker to the fund. To help avoid any potential conflicts of interest, Employees of the Adviser are prohibited from accepting, or giving, any gifts with a value in excess of $100, per year, to/from brokers who trade for the Marshfield mutual fund or brokers who are seeking to trade for the Marshfield mutual fund.

F.	Procedures

1.     Pre-Clearance Requirements.

Access Persons must obtain the prior written approval of the Pre-Clearance Committee (via the Pre-Clearance Procedures described in Section II.F.4 of this Policy before engaging in any transaction in an:

(a)	individual publicly traded stock or corporate bond or a derivative (e.g., option, futures contract, swap, etc.) relating to an individual publicly traded stock or corporate bond, including gifting securities, in his or her Personal Accounts, except for those transactions exempt under subsection 3, below, and
(b)	initial public offering (IPO) or limited offering (including, but not limited to, a private fund, private partnership, LLC or other investment opportunity of limited opportunity).

A member of the Pre-Clearance Committee (who may have no personal interest in the subject transaction) may approve the transaction if the Pre-Clearance Committee concludes that the transaction would comply with the provisions of this Code and is not likely to have any adverse economic impact on a client. The Pre-Clearance Committee may consult with the CCO on any pre-clearance request. A request for Pre-Clearance must be made by emailing the Pre-Clearance Committee in advance of the contemplated transaction. Any request for Pre-Clearance made by a member of the Pre-Clearance Committee regarding his/her Personal Accounts will be made to a non-interested member of the Pre-Clearance Committee and/or the CCO.

2.	Prohibited Transactions.

The following transactions are prohibited by Access Persons (please note that Key Employees and Principals who are Key Employees are subject to separate trading restrictions outlined in subsections 7 and 8, below):

(a)	Trading in Client Securities After Completion of Client Transactions: No Access Person may execute a personal securities transaction in a Client Security until the following trading day after any open “buy” or “sell” client orders that are the result of a new investment decision in that security have been executed. For purposes of this policy, trades in new client accounts, trades in terminating client accounts, or trades made to rebalance an existing client account as a result of a new inflow of funds do not count as an order that is the result of a “new investment decision,” and as such are exempt from this prohibition except to the extent that any such trade might be expected to affect the market.
(b)	Short Sales. No Access Person shall engage in any short sales of an individual publicly traded stock or corporate bond or a derivative (e.g., option, futures contract, swap, etc.) relating to an individual publicly traded stock or corporate bond if, at the time of the transaction, any client account has a long position in such security. Short sales against-the-box in securities held by a client are permitted except not until the next trading day after a client account trades in the same security.
3.	Exceptions to Pre-Clearance requirements.

The following securities transactions are exempt from the provisions of the Pre-Clearance requirements.

(a)	Transactions in Reportable Securities other than an individual publicly traded stock or corporate bond or a derivative (e.g., option, futures contract, swap, etc.) relating to an individual publicly traded stock or corporate bond;
(b)	Purchases or sales of Reportable Securities with respect to which an Access Person has (or by reason of such transaction would have) no Beneficial Ownership;
(c)	Purchases or sales of Reportable Securities that are non-volitional on the part of the Access Person such as purchases that are made pursuant to a dividend reinvestment plan;
(d)	Purchases of Reportable Securities effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of the issuer’s securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired;
(e)	Purchases or sales with respect to, and holdings of, Exempt Securities;
(f)	Purchases or sales of Reportable Securities effected in, and the holdings of, any account over which the Access Person has no direct or indirect influence or control (i.e., blind trust, discretionary account or trust managed by a third party); and
(g)	Non-discretionary trades of the securities in the Marshfield Core Product in accounts managed by the Adviser and held at a firm designated custodian pursuant to investment in or sale of such product, or previously scheduled investments (e.g., via periodic payroll deductions for a 401(k), IRA or similar account) in a Reportable Fund.

4.	Pre-Clearance Procedures.

The following steps should be taken for any transaction requiring Pre-Clearance:

(a)	Send a notification email to the “Preclearance” email group at preclearance@marshfieldinc.com, listing the Reportable Security you wish to purchase/sell.
(b)	You will receive a notification from the Pre-Clearance Committee stating whether or not your transaction has been approved, and the terms of any such approval. The Pre-Clearance Committee will endeavor to approve or deny transactions within 48 hours of any pre-clearance request, but factors (such as research, etc.) may prevent such timing in certain circumstances. Any questions at this time may be addressed to the CCO.
(c)	If the transaction is for an account managed by Marshfield, notification will be sent from the Pre-Clearance Committee to the Trading Team that the transaction has been approved and Trading Team may commence with the transaction, subject to any applicable restrictions.
(d)	Please note that approval from the Pre-Clearance group may still be subject to the next trading day blackout from the Trading Team, depending on the status of client trades. Any such blackout will be communicated to the Access Person requesting pre-clearance, to allow them to re-evaluate their investment decision.

5.	Evaluation of request for Pre-Clearance.

The Pre-Clearance Committee will evaluate a request for Pre-Clearance, with the assistance of the Trading Team where necessary, and consider whether the transaction would have an adverse economic impact on the Adviser’s clients, or violate any provisions of the Code. It is expected that in making such a determination, the Pre-Clearance Committee may consider the following information:

(a)	Previously submitted requests for Pre-Clearance of personal trades;
(b)	Information from the portfolio managers regarding Client Securities under consideration for purchase or sale by the Advisers clients;
(c)	Information regarding the average trading volume of the Client Security and the potential impact of the request; and
(d)	Other appropriate sources.

Trades may be approved or denied by the Pre-Clearance Committee in their complete discretion.

6.	Time for which a transaction is approved.

Authorized trades may be executed within 48 hours from which the approval for that transaction is given. If the transaction is not completed within the 48 hours, the Access Person must again obtain Pre-Clearance for the transaction on each day that the Access Person would like to effect the transaction.

7.	Special Policy for Key Employees in Accounts Managed by Adviser.

In order to align the investment interests of Key Employees with those of Marshfield’s clients, Key Employees are required to invest material amounts in (i) the same equity securities that Marshfield invests in on behalf of its clients, subject to the same price constraints as apply to client accounts and with such securities held at a firm designated custodian where Marshfield’s clients maintain separately managed accounts (currently Fidelity and RBC are the firm designated custodians), and/or (ii) the Marshfield Concentrated Opportunity Fund.

Halt in Trading. In certain limited circumstances, a Key Employee may request a halt trading in his or her investments in Client Securities for a pre-determined period of time. Requests for a halt in trading must be made, in writing, to the CCO of the Adviser. A request must include a discussion of the circumstances warranting a halt, the date upon which such halt is requested to begin, and the time period for which such halt will apply. Such requests will be reviewed and approved or disapproved by the CCO, in consultation with the Managing Principal (or such other individual as determined by the CCO if the request comes from the Managing Principal), within 24 hours of the request. Approval shall be based on a factual determination of need. Examples of circumstances where such approval may be granted include, but are not limited to, serious illness or death of a Key Employee or member of their immediate family, purchase of a home or other large asset, payment of college or school tuition, or other such need for a Key Employee to defer a large amount of assets. Once a halt has been approved, the CCO will communicate such circumstance, and the details of the exception, to the Pre-Clearance Committee.

8. Additional Policy for Key Employees who are also Principals.

In addition to the provisions of subsection 7 above, Key Employees who are also Principals are prohibited from purchasing or holding in their Personal Accounts any individual publicly traded stock or corporate bond or a derivative (e.g., option, futures contract, swap, etc.) relating to an individual publicly traded stock or corporate bond that is not a Client Security.

Exceptions. Exceptions to this policy may be made under certain limited circumstances. Any exceptions must be reviewed and approved by a majority of the other Principals who are subject to this policy, with the reason for the exception and the granting of the exception documented in writing. After approving an exception, such approval shall be communicated to the CCO.

9.	Confidentiality.

All information submitted to the Adviser’s CCO pursuant to this Code of Ethics will be treated as confidential information. It may, however, be made available to governmental and securities industry self-regulatory agencies with regulatory authority over the Adviser as well as to the Adviser’s auditors and legal advisors, if appropriate.

10.	Other Restrictions.

Service on boards. Employees are prohibited from serving on any board of directors of any publicly traded company without prior written authorization from Christopher Niemczewski. Authorization will be based upon a determination that the board service would not be inconsistent with the interest of any client. Employees are prohibited from serving on the board of a company that is a portfolio holding of the affiliates. Non-Employee Access Persons must disclose if they serve on the board of directors of any publicly traded company.

Outside Business Activities. Employees are prohibited from conducting an outside business activity without prior approval from the CCO and the Managing Principal.

The restrictions listed above do not apply to services with any not-for-profit corporation or organization.

III.	OVERSIGHT OF CODE OF ETHICS

A.	Acknowledgment and Certifications.
1.	All Access Persons will be provided with a copy of the Code upon their initial hiring and must initially certify in writing to the CCO on one or more forms that they have: a) received a copy of the Code; b) read and understand all provisions of the Code; c) agreed to abide by the Code, and d) reported all account holdings as required by the Code.

2.	All Access Persons shall receive any amendments to the Code and must certify to the CCO in writing that they have: a) received a copy of the amendment; b) read and understood the amendment, and c) agreed to abide by the Code as amended.

3.	All Access Persons must annually certify in writing to the CCO on one or more forms that they have: a) read and understood all provisions of the Code, b) complied with all requirements of the Code, and c) submitted all holdings and transaction reports required by the Code and d) reviewed the Code and its requirements with all Immediate Family members who share in the same household and are subject to the Code.

In addition, any situation which may involve a conflict of interest or other possible violation of this Code of Ethics must be promptly reported to the CCO who must report to the Managing Principal.

B.	Review of Transactions. Each Access Persons’ transactions in his/her Personal Account will be reviewed by the CCO (the CCO’s transactions will be reviewed by a member of the Pre-Clearance Committee) on a regular basis and compared to transactions entered into by the Adviser for their clients. Any transactions that are believed to be a violation of this Code of Ethics will be reported promptly to the CCO who must report to the Managing Principal. Any transactions in the CCO’s Personal Account that are in violation of this Code of Ethics will be reported promptly to the Managing Principal.

C.	Sanctions. The Managing Principal, with advice of legal counsel, at his discretion, shall consider reports made to him and upon determining that a violation of this Code of Ethics has occurred, may impose such sanctions or remedial action as he deems appropriate or to the extent required by law. These sanctions may include, among other things, disgorgement of profits, suspension or termination of employment with the Adviser(s), or criminal or civil penalties.

D.	Authority to Exempt Transactions. The CCO has the authority to exempt any Access Person or any personal securities transaction of an Access Person from any or all of the provisions of this Code of Ethics if the CCO determines that such exemption would not be against the interests of any client. The CCO shall prepare and file a written memorandum of any exemption granted, describing the circumstances and reasons for the exemption.

E.	Annual Report. On an annual basis, the CCO shall prepare a written report describing any issues arising under the Code of Ethics, including information about any material violations of the Code of Ethics or its underlying procedures and any sanctions imposed due to such violations and submit the information to each registered fund client’s Chief Compliance Officer for review by the registered fund client’s Board of Trustees.

On an annual basis, the CCO shall certify to the Board of Trustees of each registered fund client that the Adviser has adopted procedures reasonably necessary to prevent its access persons from violating the Code of Ethics.

F.	Reporting Obligations. All persons subject to the Code have an obligation to promptly notify the CCO or such other person as indicated in the Code in the event he or she knows or has reason to believe that he or she or any other persons subject to the Code have violated any provision of this Code. If an individual knows or has reason to believe that the CCO has violated any provision of the Code that person must promptly notify the Managing Principal and is not required to notify the CCO.

The Adviser encourages self-reporting, but also allows for confidential, anonymous reporting of known or suspected violations of the Code. In the case of a confidential, anonymous report, persons subject to the Code should set forth their concerns in writing to the CCO and mail a letter to the CCO’s attention or place a letter in the CCO’s mailbox.

G.	No Retaliation. There will be no reprisal, retaliation or adverse action taken against any person who, in good faith, reports or assists in the investigation of a known or suspected violation or who makes an inquiry about the appropriateness of an anticipated or actual course of action. Retaliation against a person for the foregoing will not be tolerated and constitutes a violation of this Code. Individuals found to be retaliating will be subject to disciplinary action up to and including termination.

IV.	RECORDKEEPING REQUIREMENTS

The Adviser shall maintain records, at its principal place of business, of the following: a copy of each Code in effect during the past five years; a record of any violation of the Code and any action taken as a result of the violation for at least five years after the end of the fiscal year in which the violation occurs; a record of all written acknowledgments of receipt of the Code, and all amendments thereto, for each person who currently is, or within the past five years was, an employee; a copy of each report made by Access Persons as required in this Code, including any information provided in place of the reports for at least five years after the end of the fiscal year in which the report is made or the information is provided; a record of all persons required to make reports currently and during the past five years; a record of all who are or were responsible for reviewing these reports during the past five years; for at least five years after the fiscal year in which the report is made, the report required under Section III (E) above; for at least five years after the end of the fiscal year in which approval is granted, a record of any decision and the reasons supporting that decision, to approve an Access Person’s purchase of securities in an Initial Public Offering or a limited offering (including, but not limited to, a private fund, private partnership, LLC or other investment opportunity of limited opportunity); and a copy of reports provided to the management committee of the Adviser regarding the Code.

Marshfield Associates

Insider Trading Policy

January 2024

I.	Introduction

The Adviser seeks to foster a reputation for integrity and professionalism. That reputation is a vital business asset. The confidence and trust placed in us by investors in accounts managed by the Adviser is something we should value and endeavor to protect. To further this goal, the Adviser has established the following policy and procedures designed to detect and prevent the misuse of material, nonpublic information in securities transactions.

Trading securities on the basis of material, nonpublic information or improperly communicating that information to others may expose Access Persons, and the Adviser to stringent penalties. Criminal sanctions for individuals may include a fine of up to $5,000,000 and/or up to twenty years imprisonment. The Securities and Exchange Commission can recover the profits gained or losses avoided through violative trading, obtain a penalty of up to three times the illicit gain or avoided losses and issue an order permanently barring persons from the securities industry. Finally, Access Persons and the Adviser may be sued by investors seeking to recover damages for insider trading violations.

Regardless of whether a government inquiry occurs, the Adviser views seriously any violation of this policy. Such violations constitute grounds for disciplinary sanctions, including but not limited to, suspension without pay, loss of pay or bonus, loss of severance benefits, demotion or other sanctions whether or not the violation of the policy or procedure constituted a violation of the law. Violations also may result in the referral to government authorities for possible civil or criminal prosecution.

A.                 Scope of the Policy

This policy is drafted broadly; it will be applied and interpreted in a similar manner. This policy applies to securities trading and information handling by all Access Persons of the Adviser, including their Immediate Family members sharing in the same household as them and extends to activities within and outside their duties at the Adviser.

The law of insider trading is unsettled; an individual legitimately may be uncertain about the application of this policy in a particular circumstance. Often, a single question can forestall disciplinary action or complex legal problems. Any questions relating to this policy should be directed to the CCO or, in his or her absence, the Director of Operations (with subsequent reporting to the CCO). Access Persons also must notify the CCO immediately or, in his or her absence, the Director of Operations (with subsequent reporting to the CCO) if they have any reason to believe that a violation of the policy has occurred or is about to occur.

B.                 Policy Statement on Insider Trading

The Adviser forbids any Access Person from (1) trading securities, either personally or on behalf of others, including for accounts in which they have a beneficial interest or accounts managed by the Adviser, on the basis material nonpublic information or (2) communicating material nonpublic information to others in violation of the law. This conduct is frequently referred to as "insider trading." Every Access Person must read, agree to abide by, and retain this policy. Any questions regarding the Advisers policies and procedures should be referred to the CCO or, in his or her absence, the Director of Operations (with subsequent reporting to the CCO).

The term "insider trading" is not defined in the federal securities laws, but generally is used to refer to the use of material nonpublic information to trade in securities (whether or not one is an "insider") or to communications of material nonpublic information to others.

While the law concerning insider trading is not static, it is generally understood that the law prohibits:

1.	Trading by an insider on the basis of material nonpublic information, or
2.	Trading by a non-insider on the basis of material nonpublic information, where the information either was disclosed to the non-insider in violation of an insider's duty to keep it confidential or was misappropriated, or
3.	Communicating material nonpublic information to others.

C.             Who is an Insider?

The concept of "insider" is broad. It includes officers, directors and employees of a company. In addition, a person can be a "temporary insider" if he or she enters into a special confidential relationship in the conduct of a company's affairs and as a result is given access to information solely for the company's purposes. A temporary insider can include, among others, a company's attorneys, accountants, consultants, bank lending officers, and the employees of such organizations. In addition, the Adviser may become a temporary insider of a company it advises or for which it performs other services. According to the Supreme Court, the company must expect the outsider to keep the disclosed nonpublic information confidential and the relationship must at least imply such a duty before the outsider will be considered an insider.

D.                  What is Material Information?

Trading on insider information is not a basis for liability unless the information is material. Information is "material" when there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions. Generally, this is information whose disclosure is reasonably certain to have a substantial effect on the price of a company's securities. No simple "bright line" test exists to determine whether information is material; assessments of materiality involve a highly fact-specific inquiry. For this reason, Access Persons should direct any questions about whether information is material to the CCO or, in his or her absence, the Director of Operations (with subsequent reporting to the CCO).

By way of example, material information often relates to a company’s results and operations, dividend changes, earnings results, earnings estimates or changes in previously released earnings estimates, significant increases or declines in revenue, significant merger or acquisition proposals or agreements, including tender offers, significant expansion or curtailment of operations, significant new products or discoveries, extraordinary borrowing, purchases or sales of substantial assets, major litigation, liquidation problems, severe financial liquidity problems and extraordinary management developments.

Material information does not have to relate to a company’s business but may also relate to the market for a company's securities. Information about a significant order to purchase or sell securities, in some contexts, may be deemed material. Similarly, prepublication information regarding reports in the financial press also may be deemed material. For example, in Carpenter v. U.S., 108 U.S. 316 (1987), the Supreme Court considered as material certain information about the contents of a forthcoming newspaper column that was expected to affect the market price of a security. In that case, a Wall Street Journal reporter was found criminally liable for disclosing to others the dates that reports on various companies would appear in the Journal and whether those reports would be favorable or not.

E.                   Contacts with Public Companies.

For the Adviser, contacts with public companies represent a part of our research efforts. The Adviser may make investment decisions on the basis of its conclusions formed through such contacts and analysis of publicly available information. Difficult legal issues arise, however, when, in the course of these contacts, an Adviser Employee or other person subject to this policy statement becomes aware of material, nonpublic information. This could happen, for example, if a company’s Chief Financial Officer prematurely discloses quarterly results or an investor relations representative makes a selective disclosure of adverse news to a handful of investors. In such situations, the Adviser must make a judgment as to its further conduct. To protect yourself, your clients and the firm, Access Persons should immediately contact the CCO and, in his or her absence, the Director of Operations (with subsequent reporting to the CCO), if they believe that they may have received material, nonpublic information.

F.                   Tender Offers.

Tender offers represent a particular concern in the law of insider trading for two reasons. First, tender offer activity often produces extraordinary gyrations in the price of the target company's securities. Trading during this time period is more likely to attract regulatory attention (and produces a disproportionate percentage of insider trading cases). Second, the SEC has adopted a rule which expressly forbids trading and "tipping" while in possession of material, nonpublic information regarding a tender offer received from the tender offeror, the target company or anyone acting on behalf of either. The Advisers Employees and others subject to this policy statement should exercise particular caution any time they become aware of nonpublic information relating to a tender offer.

G.                  What is Nonpublic Information?

Information is nonpublic until it has been disseminated broadly to investors in the marketplace. One must be able to point to some fact to show that the information is generally public. For example, information is public after it has become available to the general public through a public report or filing made with the SEC or some other government agency, has appeared in a Dow Jones, Bloomberg, Reuters, or Wall Street Journal publication or newswire service or other publication of general circulation and after sufficient time has passed so that the information has been disseminated widely. The fact that information can be obtained from an insider, is known by a handful of persons or is available to those who know where to look, does not by itself make information public.

H.                  Bases for Liability

1.        Fiduciary Duty Theory

In 1980, the Supreme Court found that there is no general duty to disclose before trading on material nonpublic information, but that such a duty arises only where there is a fiduciary relationship. That is, there must be a relationship between the parties to the transaction such that one party has a right to expect that the other party will disclose any material nonpublic information or refrain from trading. Chiarella v. U.S., 445 U.S. 22 (1980)

In Dirks v. SEC, 463 U.S. 646 (1983), the Supreme Court stated alternate theories under which non-insiders can acquire the fiduciary duties of insiders: they can become “temporary insiders” by entering into a confidential relationship with the company through which they gain information (e.g., attorneys, advisers, accountants), or they can acquire a fiduciary duty to the company's shareholders as "tippees" if they are aware or should have been aware that they have been given confidential information by an insider who has breached his fiduciary duty to the company's shareholders.

However, in the "tippee" situation, a breach of duty occurs only if the insider personally benefits, directly or indirectly, from the disclosure. The benefit does not have to be pecuniary, but can be a gift, a reputational benefit that will translate into futures earnings, or even evidence of a relationship that suggests a quid pro quo.

2.        Misappropriation Theory

Another basis for insider trading liability is the “misappropriation theory” which the Supreme Court recognized in United States v. O’Hagan, 521 U.S. (1997). Under this theory, liability is established when trading occurs based on material nonpublic information that was stolen or misappropriated from any other person in breach of a duty of trust or confidence owed to the source of the information. The misappropriation theory premises liability on a trader’s deception of the person who entrusted him or her with access to confidential information. It should be noted that the misappropriation theory can be used to reach a variety of individuals not previously thought to be encompassed under the fiduciary duty theory.

J.        Penalties for Insider Trading

The penalties for trading on or communicating material nonpublic information are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. The penalties include:

1.   Jail sentences

2.   Criminal fines and penalties

3.   Civil injunctions

4.   Disgorgement of profits

5.	Civil penalties for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited, and
6.	Civil penalties for the employer or other controlling person of up to the greater of $1,425,000 or three times the amount of the profit gained or loss avoided as a result of the insider trader’s violation.

In addition, as stated above, any violation of this policy statement can be expected to result in serious sanctions by the Adviser, including dismissal of the persons involved.

II.	Procedures to Implement the Policy Statement on Insider Trading

The following procedures have been established to aid all Access Persons of the Adviser in avoiding insider trading and to aid the Adviser and its supervisory personnel in surveilling for, and otherwise in preventing, detecting and imposing sanctions against insider trading. Every Access Person of the Adviser must follow these procedures or risk serious sanctions, including dismissal, substantial personal liability and criminal penalties. If Access Persons have any questions about these procedures they must consult the CCO or, in his or her absence, the Director of Operations (with subsequent reporting to the CCO).

A.        Identifying Inside Information

Before trading for yourself or others, including accounts managed by the Adviser, in the securities of a company about which you may have potential inside information, all Access Persons must ask the following questions:

1.	Is the information material? As explained more fully above, is this information that a reasonable investor would consider important in making his or her investment decision? Is this information that would substantially affect the market price of the securities if generally disclosed?
2.	Is the information nonpublic? As explained more fully above, consider to whom this information has been provided. To what extent, for how long, and by what means has the information been disseminated? Has the information been disseminated broadly to investors in the marketplace?

If, after consideration of the above, you believe that the information is material and nonpublic, or if you have questions as to whether the information is material and nonpublic, you must take the following steps. Failure to disclose such information as provided below in a timely manner may result in discipline, up to and including termination.

1.	Report the information and the proposed trade immediately to the CCO or, in his or her absence, the Director of Operations.
2.	Do not purchase or sell the securities on behalf of yourself or others, including accounts managed by the Adviser.
3.	Do not communicate the information inside or outside the Adviser, other than to the CCO or, in his or her absence, the Director of Operations.
4.	After the CCO has reviewed the issue, the Adviser will determine whether the information is material and nonpublic and, if so, what actions(s) the Adviser should take.

B.               Personal Securities Trading.

All personal securities trading by Access Persons is subject to the Advisers Code of Ethics which includes this policy and procedures. All Access Persons must review the Code of Ethics carefully and direct any questions about it to the CCO or, in his or her absence, the Director of Operations (with subsequent reporting to the CCO).

C.               Restricting Access to Material Nonpublic Information

Information in your possession that you identify as material and nonpublic may not be communicated to anyone, including persons within the Adviser, except as provided in paragraph A of Section II above. In addition, care should be taken so that such information is secure. For example: (1) access to files containing material nonpublic information and computer files containing material nonpublic information should be restricted and/or locked; (2) conversations containing such information, if appropriate at all, should be conducted in private; (3) confidentiality agreements should be used with third parties when appropriate; (4) management should be informed if unauthorized persons enter the premises; (5) refrain from leaving confidential information on message devices or desks; (6) maintain control of sensitive documents, including handouts and copies, intended for internal use; (7) ensure that faxes and email messages containing confidential information are properly sent, and (8) do not allow passwords to be given to unauthorized personnel.

III.	Supervisory Procedures

The role of the CCO is critical to the implementation, maintenance, and enforcement of the Adviser's policies and procedures against insider trading. The supervisory procedures set forth below are designed to prevent insider trading and to detect such trading if it occurs.

A.               Prevention of Insider Trading

To prevent insider trading, the CCO will:

1.	Distribute the Advisers policies and procedures, which include this policy, to new Employees and consultants who are Access Persons, review such policies and procedures with the Employee and consultants who are Access Persons, and insure that each new Employee and consultant who are Access Persons sign the acknowledgement form for both the policies and procedures and, specifically, for the Insider Trading Policy;
2.	On an annual basis the CCO will provide training to all Access Persons with respect to the Adviser’s policies and procedures, which include this policy, and insure that, annually, each of them has signed the acknowledgment form for both the policies and procedures and the Insider Trading Policy;

3.    Enforce the applicable Personal Securities Trading Restrictions and reporting requirements provided for in the Advisers Code of Ethics;

4.   Answer questions regarding the Advisers policies and procedures;

5.	Resolve issues of whether information received by an Access Person of an Adviser is material and nonpublic;
6.	Review on an annual basis, and update as necessary, the Advisers policies and procedures, which include this policy, to determine they are effective in preventing insider trading;
7.	When it has been determined that an Access Person of the Adviser has material nonpublic information
a.	Implement measures to prevent dissemination of such information other than to appropriate persons on a “need to know” basis, and
b.	If necessary, restrict Access Persons from trading the securities;
8.	Promptly review and either approve or disapprove, in writing, each request of an Access Person for clearance to trade in specified securities.

B.               Detection of Insider Trading

To detect insider trading, the CCO will:

1. Monitor trading activities of the Advisers account, if any, on a monthly basis in addition to review of trade confirmations and monthly customer statements provided by any FINRA Member broker-dealer with whom the firm may establish an account. Transactions taking place in the Advisers accounts may only be affected by authorized personnel.

2. Monitor trading activities of the Advisers Access Persons through review of duplicates of confirmations and customer statements provided by any FINRA Member broker-dealer with whom the Access Person has an account.

3. Coordinate the review of such reports and information with appropriate Access Persons of the Adviser.

4. Should the CCO learn, through regular review of personal trading documents, or from any other source, that a violation of this policy is suspected, the CCO shall promptly alert the Managing Principal. Together these parties will determine who should conduct further investigation and what investigation is necessary.

C.               Special Reports to Management

Promptly, after learning of a potential violation of the Advisers Insider Trading Policy, the CCO shall prepare a written report to the principals of Marshfield providing full details which may include any or all of the following:

1.   The name of particular securities involved, if any.

2.   The date(s) the CCO learned of the potential violation and began an investigation.

3.   The accounts and individuals involved.

4.   Any actions taken as a result of an investigation.

5.   Recommendations for further action.

D.               General Reports to Management

If not otherwise required by a Special Report, on an annual basis, the Adviser may find it useful for the CCO to prepare a written report to the principals of Marshfield Associates setting forth some or all of the following:

1.   A summary of existing procedures to detect and prevent insider trading;

2.   A summary of changes in procedures made in the last year;

3.   Full details of any investigation since the last report (whether internal or by a regulatory agency) of any suspected insider trading, the results of the investigation and a description of any changes in procedures prompted by any such investigation; and

4.	An evaluation of the current procedures and a description of anticipated changes in procedures.

APPENDIX A

Access Persons, Principals, Key Employees, Pre-Clearance Committee Members and CCO

Last updated January 2024

Access Person	Principal	Key Employee	Pre-Clearance Committee Member	CCO
Christopher Niemczewski (Managing Principal)	X	X	X
Elise Hoffman	X	X	X
Chad Goldberg	X	X	X
Melissa Vinick	X	X	X
Judy Becker	X	X
Bill Stott	X	X
Kim Vinick	X	X
Brian Walker		X	X	X
Cole Kendall		X
Richard Seaton		X
Andrew Clark		X

Sohail Bengali
Matt Briner
Ling Guo
Erika Harvey
Will McGregor
Thomas Minter
Kathy Moore
Octavia Morman
Susan Neuwirth
Amie Perl
David Stevens
Yolanda Walker
Evon Williams
John Yanekian